As filed with the Securities and Exchange Commission on March 11, 1999
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -----------------------


                                 SCHEDULE 14D-1
                   Tender Offer Statement Pursuant to Section
                14(d)(1) of the Securities Exchange Act of 1934

                               (Amendment No. 1)



                        Oacis Healthcare Holdings Corp.
                           (Name of Subject Company)


                Science Applications International Corporation;
                         Oscar Acquisition Corporation
                      a direct wholly-owned subsidiary of
                 Science Applications International Corporation

                                   (Bidders)

                    Common Stock, Par Value $0.01 per Share
                         (Title of Class of Securities)
                            -----------------------


                                 00175167107510
                                 (CUSIP Number)


                             William A. Roper, Jr.
                            Chief Financial Officer
                 Science Applications International Corporation
                                1241 Cave Street
                               La Jolla, CA 92037
                                 (619) 535-7711

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                    and Communications on Behalf of Bidder)

                                   Copies to:
                                David L. Caplan
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                           Telephone: (212) 450-4000




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



     This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1") originally filed with the Securities and Exchange Commission on February 26, 1999 by Oscar Acquisition Corporation, a Delaware corporation ("Purchaser"), and Science Applications International Corporation, a Delaware corporation ("Parent"), relating to the offer by Purchaser to purchase all of the issued and outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Oacis Healthcare Holdings Corp. (the "Company") at $4.45 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 26, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-1. This Amendment No. 1 is being filed on behalf of the Purchaser and Parent.

     All capitalized terms used in this Amendment No. 1 without definition have the meanings attributed to them in the Schedule 14D-1.

Item 10.  Additional Information.

     Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented by adding the following to the end thereof:

     The bolded paragraph beginning on the bottom of page 9 of the Offer to Purchase (appearing in Section 7 "Certain Information Concerning the Company" of the Offer to Purchase) is hereby deleted in its entirety and the following is inserted in lieu thereof:

     The foregoing projections were not prepared with a view to public disclosure or compliance with published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections, and are included in this Offer to Purchase only because they were provided to Parent. The inclusion of these projections should not be regarded as an indication that any of Parent, Purchaser, their advisors or the Dealer Manager considered or consider the projections to be a reliable prediction of future events, and the projections should not be relied upon as such. None of Parent, Purchaser, their advisors or the Dealer Manager assumes any responsibility for the accuracy of these projections. None of Parent, Purchaser, their advisors or the Dealer Manager has made, or makes, any representation to any person regarding the information contained in the projections and none of them intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. While presented with numerical specificity, these projections are based upon a variety of assumptions relating to the businesses of the Company which may not be realized and are subject to significant uncertainties and contingencies, many of which are beyond the control of the Company and many of which are described in more detail under Item 6, "Management's Discussion and Analysis or Plan of Operations", in the Company 10-K. There can be no assurance that the projections will be realized, and actual results may vary materially from those shown.

     The third full paragraph on page 24 of the Offer to Purchase (appearing as the first paragraph in Section 16 "Certain Conditions of the Offer" of the Offer to Purchase) is hereby deleted in its entirety and the following is inserted in lieu thereof:

     Notwithstanding any other provision of the Offer, subject to the terms of the Merger Agreement, Purchaser is not required to accept for payment or pay for any Shares tendered pursuant to the Offer, and may terminate the Offer, if
(i) the Minimum Condition has not been satisfied by June 30, 1999, (ii) the applicable waiting period under the HSR Act shall not have expired or been terminated by June 30, 1999, or (iii) at any time on or after February 21, 1999 and prior to the Expiration Date, any of the following conditions exist:


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


                                   SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 11, 1999           Oscar Acquisition Corporation


                                 By: /s/ Kevin A. Werner
                                    -----------------------------------
                                    Name:  Kevin A. Werner
                                    Title: Secretary

                                 Science Applications International Corporation


                                 By: /s/ Kevin A. Werner
                                    -----------------------------------
                                    Name:  Kevin A. Werner
                                    Title: Assistant Secretary and
                                             Associate General Counsel


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